FORM 6-K



                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



For the month of        June                                           2004
                        ---------------------------------------     -----------
Commission File Number  000-29898
                        ---------------------------------------     -----------


                          Research In Motion Limited
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)


                              295 Phillip Street,
                           Waterloo, Ontario, Canada
                                    N2L 3W8
-------------------------------------------------------------------------------
                   (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

                Form 20-F                  Form 40-F   X
                          ----------                 ----------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                      No  X
                        -------------            ----------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

                                DOCUMENT INDEX



Document
--------

    1. News Release dated June 29, 2004 ("RESEARCH IN MOTION REPORTS FIRST QUARTER RESULTS")

                                                                    Document 1

[RIM GRAPHIC OMITTED]

                                                                  NEWS RELEASE


                                                                 June 29, 2004


FOR IMMEDIATE RELEASE

RESEARCH IN MOTION REPORTS FIRST QUARTER RESULTS

Waterloo, Ontario - Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM), a world leader in the mobile communications market, today reported first quarter results for the three months ended May 29, 2004 (all figures in U.S. dollars and U.S. GAAP).

Revenue for the first quarter of fiscal 2005 was $269.6 million, up 28% from $210.6 million in the previous quarter and up 158% from $104.5 million in the same quarter of last year. The revenue breakdown for the quarter was approximately 68% for handhelds, 19% for service, 9% for software licenses and 4% for other revenue. The total number of BlackBerry(R) subscribers increased by approximately 270,000 from the prior quarter to approximately 1,340,000 subscribers.

"We are pleased to report strong results that exceeded expectations for the first quarter," said Jim Balsillie, Chairman and Co-CEO at RIM. "Our outlook remains positive as we enter the summer with continuing momentum on all strategic fronts including technology leadership, geographic expansion, enterprise and retail channel development, subscriber growth, financial performance and operational execution. Our carrier partners are experiencing significant success in the marketplace and are further expanding sales and marketing efforts to capitalize on the growing interest in BlackBerry."

Net income for the quarter was $55.0 million, or $0.28 per share diluted, compared to net income of $41.5 million or $0.23 per share diluted in the prior quarter. Excluding the litigation provision of $15.6 million or $0.08 per share diluted, the Company's adjusted net income and adjusted diluted earnings per share was $70.6 million and $0.36. Higher revenues, better than expected gross margins and operating efficiencies contributed to the net income growth during the quarter. The adjusted net income and adjusted diluted earnings per share do not have any standardized meaning prescribed by GAAP and thus are not comparable to similar measures presented by other issuers. These adjusted measures should be considered in the context of RIM's GAAP results.

RIM is updating revenue and earnings guidance for the second quarter of fiscal 2005 and introducing guidance for the third quarter. Revenue guidance for the second quarter of fiscal 2005 is being increased and is now expected to be in the range of $290-310 million. Revenue for the third quarter of fiscal 2005 is expected to be in the range of $340-360 million. RIM is also increasing earnings guidance for the second quarter. GAAP earnings per share (EPS) for the second quarter in now expected to be in the range of $0.32-$0.37 per share diluted and adjusted EPS is expected to be in the range of $0.40-$0.45 per share. For the third quarter, RIM is expecting EPS to be between $0.35-$0.40 per share diluted on a GAAP basis and $0.45-$0.50 cents adjusted.

The total of cash, cash equivalents, short-term and long-term investments was $1.55 billion as at May 29, 2004, compared to $1.49 billion at the end of the previous quarter. Strong cash flows from operating activities contributed to the quarter over quarter increase.

Highlights of the first quarter:

     o RIM signed an agreement with Motorola to license RIM's technology under the BlackBerry Connect(TM) licensing program.

     o Siemens AG announced plans to enable BlackBerry connectivity on Siemens mobile phones.

     o RIM and PalmSource completed a distribution agreement to make BlackBerry Connect available to Palm OS licensees.

     o RIM and Good Technology, Inc. signed a settlement and license agreement. RIM received a lump sum settlement and will receive ongoing quarterly royalties.

     o    O2 announced plans to introduce BlackBerry services for the XDA II.

     o T-Mobile International announced plans to offer BlackBerry services for the MDA II, Sony Ericsson P900 and Nokia 6820 to customers in Europe.

     o RIM introduced the BlackBerry 7750(TM) for CDMA2000 1X wireless networks.

     o RIM introduced the Plazmic Content Developer's Kit v.3.7 for the BlackBerry wireless platform.

     o RIM previewed the next major release of BlackBerry Enterprise Server(TM) (v4.0).

     o BlackBerry ISV Alliance partners continued to build upon the BlackBerry platform with a range of new products and services that help customers extend their wireless data strategies beyond wireless email.

     o RIM hosted the third annual Wireless Enterprise Symposium with an impressive line-up of partners and strong customer attendance.

     o TELUS Mobility launched the BlackBerry 7510(TM)and BlackBerry 7750(TM)handhelds in Canada.

     o    T-Mobile introduced the BlackBerry 7730(TM)in the US and Europe.

     o    Telefonica Moviles Espana introduced BlackBerry Web Client(TM)in
          Spain.

     o KPN announced plans to offer BlackBerry in the Netherlands, Germany and Belgium.

     o    Vodafone Italy introduced BlackBerry Web Client.

     o    Vodafone Austria announced plans to introduce BlackBerry.

     o    SFR launched BlackBerry Web Client in France.

     o    Orange UK introduced BlackBerry.

     o    Vodafone Hungary introduced BlackBerry.

     o SingTel announced plans to offer BlackBerry in Singapore as well as the Philippines (via Globe Telecom) and Australia (via Optus).

     o CSL introduced the BlackBerry 7730(TM) and BlackBerry 7230(TM) in Hong Kong.

     o    Vodafone announced plans to offer BlackBerry in Australia.

     o Bharti and Research In Motion reached an agreement focused on bringing BlackBerry products and services to India.

     o RIM's Board of Directors approved a two-for-one stock split of the company's outstanding common shares.

Highlights subsequent to quarter end:

     o RIM announced plans to introduce BlackBerry Enterprise Server for Novell GroupWise.

     o    Rogers Wireless launched the BlackBerry 7780(TM) in Canada.

     o Mobistar, part of the Orange group, announced plans to introduce BlackBerry in Belgium.

     o    Vodafone launched BlackBerry in Sweden.

     o    Vodafone launched BlackBerry in Ireland.

     o    Vodafone announced plans to introduce BlackBerry in New Zealand.

The replay of the company's Q1 conference call can be accessed after 7 p.m. (eastern), June 29, 2004 until midnight (eastern), July 13, 2004. It can be accessed by dialing 416-640-1917 and entering passcode 21041215#. The conference will also available on the RIM web site, live at 5:00 pm and archived at http://www.rim.com/investors/events/index.shtml until midnight July 13, 2004.

About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(R) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact:                                    Investor Contact:
Courtney Flaherty                                 RIM Investor Relations
Brodeur Worldwide for RIM                         519.888.7465
212.771.3637                                      investor_relations@rim.com
cflaherty@brodeur.com                             --------------------------
---------------------
                                      ###

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 relating to the anticipated demand for the BlackBerry platform, and RIM's revenue and earnings expectations for the second and third quarters of fiscal 2005. The phrases and terms "expected to be", "expecting" and "outlook" are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: risks relating to RIM's intellectual property; RIM's ability to enhance current products and develop new products; RIM's reliance on carrier partners and third-party network developers; risks relating to RIM's reliance on its suppliers for functional components and its ability to forecast component requirements; and intense competition. These risk factors and others relating to RIM's business and industry are discussed in greater detail in the "Risk Factors" and "MD&A" sections of RIM's filings with the United States Securities and Exchange Commission and securities regulators in Canada. These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

                          Research In Motion Limited
                    Incorporated under the Laws of Ontario
          (United States dollars, in thousands except per share data)


Consolidated Statements of Operations


                                                                   For the three months ended
                                                               May 29,       February 28,            May 31,
         (unaudited)                                              2004               2004               2003
-------------------------------------------------------------------------------------------------------------


Revenue                                                   $    269,611       $   210,585        $    104,461
Cost of sales                                                  134,978           107,109              62,052
                                                    ---------------------------------------------------------
Gross margin                                                   134,633           103,476              42,409
                                                    ---------------------------------------------------------

Gross margin %                                                   49.9%             49.1%               40.6%

Expenses
Research and development                                        20,379            17,877              14,387
Selling, marketing and administration                           40,822            32,310              24,525
Amortization                                                     9,048             6,702               6,720
Litigation                                                      15,579            12,874               7,459
                                                    ---------------------------------------------------------
                                                                85,828            69,763              53,091
                                                    ---------------------------------------------------------

Income (loss) from operations                                   48,805            33,713             (10,682)

Investment income                                                6,460             3,624               2,496
                                                    ---------------------------------------------------------
Income (loss) before income taxes                               55,265            37,337              (8,186)
Provision for (recovery of) income taxes                           293            (4,200)                  -
                                                    ---------------------------------------------------------
Net Income (loss)                                          $    54,972       $    41,537       $      (8,186)
                                                    =========================================================

Earnings (loss) per share                           ---------------------------------------------------------
     Basic                                                  $     0.30        $     0.24       $       (0.05)
                                                    =========================================================
     Diluted                                                $     0.28        $     0.23       $       (0.05)
                                                    =========================================================
Weighted average number of common
shares outstanding (000's)
     Basic                                                     185,856           169,600             154,552
     Diluted                                                   196,378           180,616             154,552


Note: Certain of the prior year's first quarter figures, as previously reported, have been reclassified for consistency with the current quarter's presentation. These reclassifications did not result in any change to previously reported net income (loss).

                          Research In Motion Limited
                    Incorporated under the Laws of Ontario
          (United States dollars, in thousands except per share data)


Consolidated Balance Sheets


As at                                                      May 29,        February 28,
(unaudited)                                                   2004                2004
---------------------------------------------------------------------------------------

Assets
Current


Cash and cash equivalents                              $   847,515        $  1,156,419
Short-term investments                                      24,976                   -
Trade receivables                                          120,964              95,213
Other receivables                                            8,525              12,149
Inventory                                                   61,408              42,836
Restricted cash                                             51,477              36,261
Other current assets                                         9,874              12,527
                                                   ------------------------------------
                                                         1,124,739           1,355,405

Investments                                                672,734             333,886
Capital assets                                             152,279             147,709
Intangible assets                                           60,253              64,269
Goodwill                                                    30,109              30,109
                                                   ------------------------------------
                                                      $  2,040,114        $  1,931,378
                                                   ====================================

Liabilities
Current
Accounts payable and accrued liabilities               $   139,632         $   106,108
Accrued litigation and related expenses                     99,576              84,392
Income taxes payable                                         1,769               1,684
Deferred revenue                                            15,133              16,498
Current portion of long-term debt                              193                 193
                                                   ------------------------------------
                                                           256,303             208,875

Long-term debt                                               6,071               6,240
                                                   ------------------------------------
                                                           262,374             215,115

Shareholders' equity
Share capital                                            1,849,026           1,829,388
Accumulated deficit                                        (64,234)           (119,206)
Accumulated other comprehensive income (loss)               (7,052)              6,081
                                                   ------------------------------------
Total shareholders' equity                               1,777,740           1,716,263
                                                   ------------------------------------
                                                      $  2,040,114        $  1,931,378
                                                   ====================================


                          Research In Motion Limited
                    Incorporated under the Laws of Ontario
          (United States dollars, in thousands except per share data)


Consolidated Statements of Cash Flows


                                                                              For the three months ended
(unaudited)                                                                 May 29, 2004      May 31, 2003
-------------------------------------------------------------------------------------------------------------

Cash flows from operating activities


Net income (loss)                                                            $    54,972        $    (8,186)

Items not requiring an outlay of cash:
Amortization                                                                      18,056             10,837
Loss (gain) on foreign currency translation of long-term debt                         38               (341)
                                                                      ---------------------------------------
                                                                                  73,066              2,310

Net changes in non-cash working capital items                                    (10,673)             3,582
                                                                      ---------------------------------------
                                                                                  62,393              5,892
                                                                      ---------------------------------------
Cash flows from financing activities
Issuance of share capital                                                         19,638                881
Repayment of debt                                                                    (46)               (89)
                                                                      ---------------------------------------
                                                                                  19,592                792
                                                                      ---------------------------------------
Cash flows from investing activities
Acquisition of investments                                                      (350,839)                 -
Proceeds on sale or maturity of investments                                        3,651             31,315
Acquisition of capital assets                                                    (17,223)            (3,591)
Acquisition of intangible assets, net                                             (1,397)           (24,126)
Acquisition of short-term investments                                            (25,081)                 -
                                                                      ---------------------------------------
                                                                                (390,889)             3,598
                                                                      ---------------------------------------

Net increase (decrease) in cash and cash equivalents for the period             (308,904)            10,282

Cash and cash equivalents, beginning of period                                 1,156,419            340,681
                                                                      ---------------------------------------
Cash and cash equivalents, end of period                                     $   847,515        $   350,963
                                                                      =======================================


                                                                                   As at               As at
                                                                            May 29, 2004       Feb. 28, 2004
-------------------------------------------------------------------------------------------------------------

Cash and cash equivalents                                                    $   847,515        $ 1,156,419
Short-term investments                                                            24,976                  -
Investments                                                                      672,734            333,886
                                                                      ---------------------------------------
Cash, cash equivalents, short-term and long-term investments                $  1,545,225        $ 1,490,305
                                                                      =======================================

Increase                                                                    $     54,920


                                  SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             Research In Motion Limited
                                       ----------------------------------------
                                                   (Registrant)

Date:   June 30, 2004                  By:  /s/  Dennis Kavelman
        --------------------               -----------------------------------
                                                     (Signature)
                                          Dennis Kavelman
                                          Chief Financial Officer